Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock

(Including the Associated Preferred Share Purchase Rights) of

FAMILY DOLLAR STORES, INC.

at

$80.00 Net Per Share

by

D3 Merger Sub, Inc.,

A Wholly Owned Subsidiary of

DOLLAR GENERAL CORPORATION

D3 Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Dollar General Corporation, a Tennessee corporation (“Dollar General”), is offering to purchase all outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), at a price of $80.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 8, 2014, UNLESS THE OFFER IS EXTENDED.

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Dollar General and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by Amendment No. 1, dated as of September 4, 2014, by and among Family Dollar, Dollar Tree, Inc., a Virginia corporation (“Dollar Tree”), and Dime Merger Sub, Inc., a Delaware corporation, and the Voting and Support Agreements, dated as of July 27, 2014, by and among, Dollar Tree and each of the stockholders that are a party thereto as referenced in the Dollar Tree Merger Agreement (collectively, the “Dollar Tree Voting and Support Agreements”) having been validly terminated in accordance with their respective terms, (iii) Dollar General, the Purchaser and Family Dollar having entered into a definitive merger agreement (in form and substance satisfactory to Dollar General in its reasonable discretion) with respect to the acquisition of Family Dollar by Dollar General providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Family Dollar surviving as a wholly owned subsidiary of Dollar General, without the requirement for approval of any stockholder of Family Dollar, to be effected promptly following the consummation of the Offer, such merger agreement having not been terminated and the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer, (iv) Dollar General and the parties to the Dollar Tree Voting and Support Agreements (other than Dollar Tree) having entered into definitive tender and support agreements in form and substance satisfactory to Dollar General in its reasonable discretion, (v) the board of directors of Family Dollar (the “Family Dollar Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of Family Dollar and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above), (vi) the Family Dollar Board having redeemed the preferred share purchase rights associated with the Shares the “Rights”) or the Purchaser being satisfied, in its reasonable discretion, that such preferred share purchase rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described herein, and (vii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated. See “The Offer—Section 14—Conditions of the Offer” of the Offer to Purchase for a list of additional conditions to the Offer.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

If the conditions of the Offer are satisfied and the Offer is consummated, the Purchaser intends to complete a second-step merger with Family Dollar in which Family Dollar will become a wholly owned subsidiary of Dollar General pursuant to Section 251(h) of the DGCL promptly following consummation of the Offer and all outstanding Shares that are not purchased in the Offer (other than Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash equal to $80.00 per share, without interest and less any required withholding taxes.

Dollar General and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of Family Dollar by Dollar General and are prepared to begin such negotiations immediately.

Subject to applicable law, Dollar General and the Purchaser reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that Dollar General enters into a merger agreement with Family Dollar and such merger agreement does not provide for a tender offer, Dollar General and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Dollar General, the Purchaser and Family Dollar and specified in such merger agreement.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

The term “Expiration Date” means 5:00 p.m., New York City time, on October 8, 2014, unless extended by the Purchaser, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Dollar General and the Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Dollar General and the Purchaser do not currently intend to offer a subsequent offering period. See “The Offer—Section 1—Terms of the Offer” in the Offer to Purchase.

For purposes of the Offer, Dollar General and the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if they give oral or written notice of the acceptance to Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”). The Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will the Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

In all cases, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for such Shares (including, if the Distribution Date (as defined in the Offer to Purchase) occurs, certificates for the Rights) (or a confirmation of a book-entry transfer of such Shares (including, if the Distribution Date occurs, such Rights) into the Depositary’s account at the Book- Entry Transfer Facility (as defined in “The Offer—Section 3—Procedure for Tendering Shares” in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedure for Tendering Shares” in the Offer to Purchase. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

A stockholder may withdraw Shares that it has previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after November 8, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer. If Dollar General and the Purchaser extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Dollar General’s and the Purchaser’s rights under the Offer, the Depositary may, on Dollar General’s and the Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise described in “The Offer—Section 4—Withdrawal Rights” in the Offer to Purchase. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at the address set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person that tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person that tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. See “The Offer—Section 4—Withdrawal Rights” in the Offer to Purchase.

Dollar General and the Purchaser will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Dollar General and the Purchaser in their sole discretion. Dollar General and the Purchaser reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law and any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. None of the Purchaser, Dollar General or any of their respective affiliates or assigns, Goldman, Sachs & Co. (the “Dealer Manager”), the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash by United States Holders (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase) in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A Non-United States Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase) who receives cash in exchange for Shares pursuant to the Offer generally will not be subject to U.S. federal income tax or withholding on any gain recognized. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase. Each holder of Shares should consult its own tax advisor to determine the tax consequences to it of participating in the Offer in light of its particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. Dollar General and the Purchaser will make a request to Family Dollar for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Dollar General and the Purchaser will send the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers and/or addresses set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 750-5837

Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

200 West Street, 7th Floor

New York, New York 10282-2198

Call Toll Free: (800) 323-5678

September 10, 2014

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